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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________January 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Audited Annual Financial Statements: Year Ended 9/30/2007

   Form 52-109F1: CEO Certification of Annual Filings

   Form 52-109F1: CFO Certification of Annual Filings

   Annual Financial Statements: Management’s Discussion/Analysis

2. Press Release: February 4, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

Contents

Management’s Responsibility for Financial Reporting

3

Report of Independent Registered Public Accounting Firm

4

Consolidated Financial Statements

Consolidated Balance Sheets

5

Consolidated Statements of Operations

6

Consolidated Statements of Shareholders’ Equity

7-8

Consolidated Statements of Cash Flows

9

Notes to Consolidated Financial Statements

10-37

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Pediment Exploration Ltd. are the responsibility of the Company’s management.  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at September 30, 2007 and 2006 and for the years ended September 30, 2007, 2006 and 2005 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Gary Freeman” (signed)

Gary Freeman

President

January 16, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Exploration Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Exploration Ltd. as at September 30, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity, and cash flows for the years ended September 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended September 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

January 16, 2008

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Balance Sheets
As at September 30	2007	2006

Assets
Current
Cash and cash equivalents	$10,122,241		$4,644,106
Accounts receivable	366,741		122,221
Due from related parties (note 7)	20,383		14,630
Prepaid expenses	2,211		1,777

Total current assets	10,511,576
Mineral properties (note 4)	3,385,091		1,029,143
Property and equipment (note 3)	30,353		32,048

Total assets	$13,927,020	$

Liabilities
Current
Accounts payable and accrued liabilities	$363,362		$117,137
Due to related parties (note 7)	3,976		3,051

Total current liabilities and total liabilities	367,338		120,188

Shareholders’ Equity
Share capital	38,558,024		28,584,935
Contributed surplus	1,557,786		1,086,426
Deficit accumulated in the exploration stage	(26,556,128)		(23,947,624)

Total shareholders’ equity	13,559,682

Total liabilities and shareholders’ equity	$13,927,020	$

Commitments (notes 4 and 10)

Subsequent events (note 12)

Approved on behalf of the Board:

“Bradley T. Aelicks” (signed)

__________________________________

Bradley T. Aelicks, Director

“Gary Freeman” (signed)

__________________________________

Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Statements of Operations
For the years ended September 30	2007	2006	2005

Expenses
Investor relations and promotion (note 5(g)(i))	$591,188	$509,691	$7,011
Salaries (note 5(g)(i))	482,740	180,407	-
Office and administration	390,875	91,820	3,973
Consultants (notes 5(g)(i) and 7(c))	321,772	538,290	802,190
Travel	169,683	167,370	17,592
Legal and audit (note 7(a))	130,539	121,874	70,881
Transfer agent, listing and filing fees	28,553	28,636	18,048
Property costs	12,740	-	61,284
Interest and financing costs (note 5(g)(ii))	4,190	2,329	182,846
Amortization	7,927	447	657
Expense recoveries	(7,572)	-	-

Total expenses	(2,132,635)	()

Other income (expenses)
Investment and other income	187,156	117,721	553
Foreign exchange loss	(329,179)	(64,139)	(911)
Write off of mineral properties	(333,846)	-	-
Gain on extinguishment of debt	-	-	29,603

Total other income (expenses)	(475,869)	53,582

Net loss for the year	$(2,608,504)	$(1,587,282)	$(1,135,237)

Loss per share, basic and diluted	$(0.10)	$(0.08)	$(0.27)

Weighted average number of common shares outstanding	26,941,138	20,382,356	4,101,381

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Statements of Shareholders’ Equity
					Deficit Accumulated in the Exploration Stage	Total
	Share Capital		Contributed Surplus	Subscriptions Receivable		Shareholders'
	Shares	Amount				Equity (Deficit)

Balance, September 30, 2004	3,150,244	$ 20,824,523	$ -	$ -	$ (21,212,460)	$ (387,937)
Shares issued during the year
For cash
Private placements net of share issue costs	7,185,040	2,429,762	-	-	-	2,429,762
Exercise of warrants	65,000	22,750	-	-	-	22,750
Settlement of debt	350,000	157,500	-	-	-	157,500
Conversion of contributed surplus to share capital on exercise of warrants	-	18,415	(18,415)	-	-	-
Shares exchange for acquisition of 100% of shares of Pitalla (note 4(c))	5,549,998	405,000	-	-	-	405,000
Stock-based compensation for the year	-	-	840,413	-	-	840,413
Amounts received subsequent to September 30, 2005 related to a private placement	-	-	-	(1,600,660)	-	(1,600,660)
Adjustment for purchase price discrepancy on acquisition of subsidiary	-	-	-	-	(12,645)	(12,645)
Net loss for the year	-	-	-	-	(1,135,237)	(1,135,237)

Balance, September 30, 2005	16,300,282	23,857,950	821,998	(1,600,660)	(22,360,342)	718,946
Shares issued during the year
For cash
Private placements net of share issue costs (notes 5(c)(i), (ii) and (iii))	5,634,470	3,693,995	-	-	-	3,693,995
Exercise of warrants	1,334,300	559,330	-	-	-	559,330
Exercise of options	340,000	176,500	-	-	-	176,500
Conversion of contributed surplus to share capital on exercise of warrants	-	85,340	(85,340)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	211,820	(211,820)	-	-	-
Amounts received for subscriptions receivable	-	-	-	1,600,660	-	1,600,660
Stock-based compensation for the year	-	-	561,588	-	-	561,588
Net loss for the year	-	-	-	-	(1,587,282)	(1,587,282)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Statements of Shareholders’ Equity
					Deficit accumulated in the exploration stage	Total
	Share Capital		Contributed Surplus	Subscriptions Receivable		Shareholders'
	Shares	Amount				Equity (Deficit)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737
Shares issued during the year
For cash
Private placements net of share issue costs (notes 5(c)(iv), (v) and (vi))	6,259,502	7,173,020	-	-	-	7,173,020
Exercise of warrants	3,284,581	2,202,095	-	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	-	269,050
Conversion of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-	-
Shares issued for mineral property data (note 5(c)(vii))	10,000	8,600	-	-	-	8,600
Stock-based compensation for the year	-	-	634,366	-	-	634,366
Fair value of warrants issued as finders’ fees	-	-	157,318	-	-	157,318
Net loss for the year	-	-	-	-	(2,608,504)	(2,608,504)

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ -	$ (26,556,128)	$13,559,682

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd. (An Exploration Stage Company) Consolidated Statements of Cash Flows
For the years ended September 30	2007	2006		2005
					(note 13)
Cash flows used in operating activities
Net loss for the year	$(2,608,504)		$(1,587,282)		$(1,135,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	7,927		447		657
Stock-based compensation	634,366		561,588		669,725
Write off of mineral properties	333,846		-		-
Non-cash financing costs	-		-		170,688
Liabilities written-off	-		-		(29,603)
Changes in operating assets and liabilities:
Accounts receivable	(244,520)		(90,354)		(14,939)
Prepaid expenses	(434)		41,845		(42,372)
Accounts payable and accrued liabilities	22,623		(119,731)		18,421

Total cash flows used in operating activities					(362,660)

Cash flows used in investing activities
Expenditures on property and equipment	(6,232)		(32,495)		-
Expenditures and advances on mineral properties	(2,457,592)		(560,928)		-

Total cash flows used in investing activities					-

Cash flows provided by financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs (note 5)	9,801,483		6,030,485		851,852
Due from related parties	(4,828)		(11,579)		(88,613)

Total cash flows provided by financing activities					763,239

Increase in cash and cash equivalents			4,231,996		400,579
Cash acquired at date of acquisition (note 4(c))	-		-		9,778
Cash and cash equivalents, beginning of year	4,644,106		412,110		1,753

Cash and cash equivalents, end of year	$10,122,241	$		$
Supplemental disclosure with respect to cash flows (note 8).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

1.

NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition, exploration for and development of mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V.  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Cash and cash equivalents

Securities with original maturities of three months or less are considered known amounts of cash equivalents, at cost.  The securities are highly liquid and can be converted to known amounts of cash at any time, and are held by a Canadian chartered bank.  Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

(c)

Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

(d)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(f)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive.

Shares held in escrow are excluded from the calculation of the weighted average number of common shares outstanding, except when their release is based on the passage of time.

(g)

Financial instruments

During the year, the Company adopted a new standard, the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company during the year was CICA Handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Financial instruments (Continued)

The adoption of the provisions of these new standards had no effect in the Company’s consolidated financial statements.

(i)

Fair value

The carrying values of cash, accounts receivable, due to and from related parties, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The carrying value of cash equivalents approximates its fair value primarily due to the floating rate interest of the instrument.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with Canadian chartered banks and amounts receivable due from government agencies.

(iv)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(v)

Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interest to which they relate are not sufficiently developed to reasonably determine value.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, amortization has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include balances of accrued liabilities, amortization of property and equipment, the recoverability of mineral property interests, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(j)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(k)

Asset retirement obligations

The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures which comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Asset retirement obligations (Continued)

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset.  In subsequent years, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows.  Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

No asset retirement obligation has been recorded on the Company’s mineral properties as the Company had only performed preliminary exploratory work and has not incurred significant asset retirement obligations.

3.

PROPERTY AND EQUIPMENT

	2007						2006
		Cost		Accumulated Amortization		Net Book Value	Net Book Value

Machinery and equipment		$21,014		$2,700	$		$21,185
Office furniture		4,326		433			-
Computer equipment		11,007		2,861			10,863

	$		$		$		$32,048

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total

Balance, September 30, 2005	$55,696	$32,194	$55,082	$70,568	$26,823	$27,428	$9,707	$133,343	$410,841

Deferred exploration costs
Mining concessions	12,756	1,515	4,108	4,226	-	64,459	-	4,305	91,369
Geological services	20,834	87,406	23,510	24,848	2,676	1,338	1,338	13,899	175,849
Tax on surface	10,607	5,326	5,169	6,365	1,558	-	-	2,214	31,239
Sampling and test	-	118,526	-	-	-	-	-	-	118,526
Fuel and gas	222	1,617	81	222	-	-	-	-	2,142
Travel	2,700	11,422	311	2,700	-	-	-	-	17,133
Stationery	146	98	174	188	28	14	14	84	746
Miscellaneous	12,302	74,468	21,554	26,180	9,252	4,626	4,626	28,290	181,298

Total expenditures for year

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$40,337	$97,865	$15,685	$182,135	$1,029,143

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (continued)

(a)

Capitalized mineral property expenditures (Continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Juliana Project	Other Projects	Total

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$40,337	$97,865	$15,685	$-	$182,135	$1,029,143

Option payments	-	-	-	-	-	-	-	31,635	-	31,635

Deferred exploration costs
Mining concessions	-	-	-	6,067	-	-	-	-	12,288	18,355
Geological services	10,970	295,411	5,876	125,330	-	-	-	97,964	21,668	557,219
Tax on surface	1,752	4,189	8,681	5,433	-	-	-	-	21,968	42,023
Drilling, sampling and test	25,746	875,608	42,278	243,076	-	-	-	174,172	71,411	1,432,291
Geophysical	99,062	249,198	-	-				-	-	348,260
Fuel and gas	-	5,523	749	10,352	-	-	-	5,150	741	22,515
Travel	6,733	21,421	1,007	10,729	-	-	-	3,375	208	43,473
Stationery	-	580	-	200	-	-	-	453	57	1,290
Miscellaneous	8,958	154,233	(111)	62,188	-	-	-	21,097	(53,632)	192,733

Total expenditures for year	153,221	1,606,163	58,480	463,375	-	-	-	333,846	74,709	2,689,794

Write off of mineral properties	-	-	-	-	-	-	-	(333,846)	-	(333,846)
Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$40,337	$97,865	$15,685	$-	$256,844	$3,385,091

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)

Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended subsequent to September 30, 2007.  Upon earning the 70% interest, a joint venture will be formed with each party paying their pro-rata share of ongoing expenses.

(ii)

Las Colinas/San Antonio Project

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iii)

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iv)

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.  The concessions are 100% owned by Pitalla and are in good standing.

(v)

Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(b)

continued

(vi)

Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico.  The concessions are 100% held by Pitalla and are in good standing.

(vii)

Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing.  The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(viii)

Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The property was abandoned by the Company during the year and, accordingly, $333,846 in acquisition and exploration expenditures were written off.

(ix)

Other Projects

(a)

La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

(b)

Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(b)

continued

(ix)

Other Projects - continued

(c)

El Caribe Project

The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

(d)

La Colorada Project

La Colorada Project consists of a single concession, the LCA, which was acquired by the Company in July 2007.  The property is located in La Colorada County in Sonora State, Mexico. The title of this concession is held by Pitalla and is in good standing.

(e)

Pitalla Project

Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

(c)

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder’s fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.

This acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

4.

MINERAL PROPERTIES (Continued)

(c)

continued

Cash and cash equivalents		$9,778
Accounts receivable		15,340
Mineral interests		410,841
Due to related parties		(43,402)
Accounts payable		(202)

Issuance of common shares		(405,000)

Allocated to deficit	$

Pitalla holds interests in mineral concessions as described in note 4(b).

(d)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL

(a)

Authorized

  Unlimited number of common shares without par value

(b)

Escrow shares

As at September 30, 2007, a total of 1,754,335 common shares were held in escrow. A total of 442,554 escrow shares will be released on January 30, 2008 and every six months thereafter.

(c)

Private placements

(i)

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit, for gross proceeds of $1,096,640. As part of a finder’s fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

(ii)

On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit, for gross proceeds of $2,225,500.  As part of a finder’s fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

(iii)

On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit, for gross proceeds of $608,750.  As part of a finder’s fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

(iv)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit, for gross proceeds of $1,226,252.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(c)

Private placements - continued

(v)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

(vi)

On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009.  As part of the finder’s fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 307,200 finder’s warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009. Cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

(vii)

A total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(d)

Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant.

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2007 and 2006 and changes during the years then ended is as follows:

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(d)

Stock options - continued

	Outstanding	Exercisable	Weighted Average Exercise Price
Balance, September 30, 2005	1,075,000	1,075,000	$0.50
Exercised	(340,000)	(340,000)	$0.50
Cancelled	(75,000)	-	$0.80
Granted	2,260,000	993,750	$0.64

Balance, September 30, 2006	2,920,000	1,728,750	$0.60
Exercised	(475,000)	(475,000)	$0.57
Vested in year	-	912,500	$0.64
Forfeited	(285,000)	(217,500)	$0.58
Expired	(510,000)	(510,000)	$0.63
Granted	850,000	356,250	$0.86

Balance, September 30, 2007	2,500,000	1,795,000	$0.72

The following summarizes information about options outstanding at September 30, 2007 and 2006:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

February 1, 2007	$0.80	-	75,000
February 1, 2007	$0.60	-	135,000
March 22, 2007	$0.60	-	300,000
February 1, 2008	$0.77	75,000	-
February 1, 2009	$0.80	50,000	50,000
February 9, 2009	$0.60	-	150,000
April 4, 2009	$0.85	100,000	-
February 12, 2010	$0.60	275,000	-
July 21, 2010	$0.50	195,000	265,000
July 21, 2010	$0.63	360,000	470,000
February 1, 2011	$0.60	200,000	200,000
April 25, 2011	$0.80	465,000	475,000
August 2, 2011	$0.55	380,000	800,000
February 12, 2012	$0.60	50,000	-
March 23, 2012	$0.73	75,000	-
April 27, 2012	$0.78	100,000	-
August 7, 2012	$1.50	175,000	-

		2,500,000	2,920,000

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(e)

Warrants

At September 30, 2007, the Company has outstanding warrants to purchase an aggregate 3,335,284 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at September 30, 2007

$0.35	December 31, 2006	300,000	-	(300,000)	-	-
$0.60	March 29, 2007	1,893,221	-	(1,771,330)	(121,891)	-
$0.80	March 31, 2007	856,750	-	(721,750)	(135,000)	-
$0.91	March 17, 2007	1,517,074	-	-	(1,517,074)	-
$0.91	April 25, 2007	434,959	-	(389,834)	(45,125)	-
$1.00	September 30, 2008	-	817,501	(101,667)	-	715,834
$1.05	November 2, 2008	-	257,000	-	-	257,000
$2.00	February 21, 2009	-	2,055,250	-	-	2,055,250
$2.05	February 21, 2009	-	307,200	-	-	307,200

		5,002,004	3,436,951			3,335,284

(f)

Shares reserved for issuance

Shares

Outstanding at September 30, 2007	33,638,135
Stock options (note 5(d))	2,500,000
Warrants (note 5(e))	3,335,284

Fully diluted at September 30, 2007	39,473,419

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, was as follows:

		2007	2006	2005

Consultants		$97,416	$273,750	$-
Investor relations and promotion		177,794	137,075	669,725
Salaries		359,156	150,763	-

	$		$561,588	$669,725

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

5.

SHARE CAPITAL (Continued)

(g)

Option compensation - continued

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	3.61%	4.13%	2.97%
Expected dividend yield	-	-	-
Expected stock price volatility	60.71%	112.54%	174.28%
Expected option life in years	3.53	3.80	5.00

(ii)

The fair value of warrants attached to convertible debt in the amount of $nil  (2006 - $nil and 2005 - $170,688) has been recorded as financing costs during the year.

The fair value of stock warrants attached to convertible debt used to calculate financing costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2005

Risk-free interest rate	2.74%
Expected dividend yield	-
Expected stock price volatility	196.94%
Expected option life in years	1

(iii)

The fair value of warrants issued as finder’s fees and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2007

Risk-free interest rate	3.46%
Expected dividend yield	-
Expected stock price volatility	77.45%
Expected option life in years	1.5

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

6.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

	34.12%	34.12%	35.62%
Income tax benefit computed at average
statutory rates	$890,022	$541,581	$404,371
Permanent differences	(158,462)	(191,614)	(198,502)
Rate difference	(118,706)	-	-
Temporary differences	393,206	(40,480)	(21,623)
Unrecognized tax losses	(1,006,060)	(309,487)	(184,246)

Income tax expense	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets
Non-capital losses carried forward	$2,135,230	$1,054,308
Net capital losses carried forward	813,270	813,270
Rate difference	38,110	-
Share issuance costs	201,180	-
Unused cumulative foreign exploration and
development expenditures	715,799	1,673,448
Unused cumulative Canadian exploration and
development expenditures	2,527,282	2,527,281
Equipment	490	152

	6,431,361	6,068,459
Valuation allowance	(6,431,361)	(6,068,459)

Future income taxes, net	$-	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

6.

INCOME TAXES (Continued)

At September 30, 2007, the Company has non-capital losses of $6,258,000 that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico		Total

2008	$317,000	$-		$317,000
2009	660,000	-		660,000
2010	85,000	-		85,000
2012	-	58,000		58,000
2013	-	36,000		36,000
2014	-	26,000		26,000
2015	585,000	24,000		609,000
2016	-	100,000		100,000
2017	-	1,940,000		1,940,000
2026	1,070,000	-		1,070,000
2027	1,357,000	-		1,357,000

	$4,074,000	$2,184,000	$

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

7.

RELATED PARTY TRANSACTIONS

(a)

The total amount of professional fees and share issue costs paid to a law firm in which a former director and officer of the Company is a partner was $24,935 (2006 - $217,263 and 2005 - $125,449).

The above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

(b)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and due from/to directors.

Amounts due from directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties. Amounts due to directors result from unpaid consulting fees.

(c)

Consulting fees in the amount of $236,215 (2006 - $176,352 and 2005 - $27,870) were paid/payable to directors of the Company.  In addition, reimbursement of expenses were paid to directors totalling $25,196 (2006 - $27,473 and 2005 - $20,582).

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005
Non-cash transactions for the years ended
September 30
Share exchange of 5,399,998 common
shares for 100% of the issued and
outstanding shares of Pitalla	$-	$-	$405,000
Shares issued for mineral property data	$8,600	$-	$-

Other supplemental cash flow information:
Cash paid (received) during the year for:
Interest expense	$4,190	$-	$-
Interest income	$(186,746)	$(117,721)	$(553)

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

9.

SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The net loss and assets identifiable with these geographic areas are as follows:

	2007	2006	2005
Net loss
Canada	$(1,822,266)	$(1,534,633)	$(1,073,953)
Mexico	(786,238)	(52,649)	(61,284)

	$(2,608,504)	$(1,587,282)

Assets
Canada	$10,126,566	$4,709,476
Mexico	3,800,454	1,134,449

	$13,927,020	$5,843,925

10.

COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum lease payments required under such leases are payable as follows:

2008	$42,161
2009	42,274
2010	42,274
2011	42,274
2012	28,183

$197,166

Additionally, the Company has committed to acquiring an interest in the La Colorada gold-silver mine subsequent to September 30, 2007 (note 12(d)).

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)

(a)

Recent accounting pronouncements

(i)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

(iii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(a)

Recent accounting pronouncements - continued

(iv)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(v)

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(h)).  Under US GAAP, exploration costs are expensed as incurred.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2007	2006

Total assets for Canadian GAAP	$13,927,020	$5,843,925
Adjustments to US GAAP – deferred
expenditures	(2,974,250)	(618,302)

Total assets for US GAAP	$10,952,770	$5,225,623

Total liabilities for Canadian and US GAAP	$367,338	$120,188

Total equity for Canadian GAAP	13,559,682	5,723,737
Adjustments to US GAAP – deferred
expenditures	(2,974,250)	(618,302)

Total equity for US GAAP	10,585,432	5,105,435

Total equity and liabilities for US GAAP	$10,952,770	$5,225,623

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

		2007	2006	2005

Net loss per Canadian GAAP		$2,608,504	$1,587,282	$1,135,237
Expenditures on mineral properties, net of write offs		2,355,948	618,302	-

Net loss per US GAAP	$		$2,205,584	$1,135,237

Net loss per share in accordance
with Canadian GAAP		$0.10	$0.08	$0.27
Total differences		0.18	0.03	0.00

Net loss per share in accordance
with US GAAP		$0.28	$0.11	$0.27

Weighted average number of
common shares outstanding		26,941,138	20,382,356	4,101,381

(e)

Comprehensive loss

	2007	2006	2005

Net loss per US GAAP	$4,964,452	$2,205,584	$1,135,237
Other comprehensive income (loss)	-	-	-

Comprehensive loss per US GAAP	$4,964,452	$2,205,584	$1,135,237

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(f)

Statements of cash flows

	2007		2006		2005

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,854,696)		$(1,193,487)		$(362,660)
Adjustments to net loss involving use of cash
Write off of expenditures on mineral properties	(2,457,592)		(560,928)		-

Net cash used in operating activities of continuing operations in accordance with US GAAP	(4,312,288)				(362,660)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(2,463,824)		(593,423)		-
Reclassification of expenditures on mineral properties	2,457,592		560,928		-

Net cash used in investing activities of continuing operations in accordance with US GAAP	(6,232)		(32,495)		-

Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	9,796,655		6,018,906		763,239

Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	5,478,135		4,231,996		400,579
Cash acquired at date of acquisition (note 5(c))	-		-		9,778
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	4,644,106		412,110		1,753

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$10,122,241	$		$

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended September 30, 2007, 2006 and 2005

12

SUBSEQUENT EVENTS

(a)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009.

(b)

The Company granted stock options to acquire 400,000 common shares at an exercise price of $1.88 per share and stock options to acquire 840,000 common shares at an exercise price of $3.00 per share. All stock options were granted for a term of five years. Included in the stock options granted were 285,000 options to directors of the Company at $1.88 per share and 410,000 at $3.00 per share.

(c)

The Company issued a total of 1,116,756 common shares on the exercise of warrants and options for net proceeds of $1,354,240.

(d)

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,160,000 - paid), followed by additional payments of US$1,650,000 ($1,638,335) over the subsequent two-year period.

13.

COMPARATIVE FIGURES

Certain of the 2005 comparative figures have been reclassified to conform to the current year’s presentation.

FORM 52-109F1 – Certification of Annual Filings

I, Gary Freeman, President and Chief Executive Officer for Pediment Exploration Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Pediment Exploration Ltd.** (the "Issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and
   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclosure in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based o such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: January 28, 2008

"Gary Freeman"
Gary Freeman
President and Chief Executive Officer

FORM 52-109F1 – Certification of Annual Filings

I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Pediment Exploration Ltd.** (the "Issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and
   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclosure in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based o such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: January 28, 2008

"John Seaman"
John Seaman
Chief Financial Officer

PEDIMENT EXPLORATION LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

SEPTEMBER 30, 2007

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Pediment Exploration Ltd. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the years ended September 30, 2007 and 2006 which is available at the SEDAR website at www.sedar.com.

All information contained in the MD&A is as of January 28, 2008 unless otherwise indicated.  All amounts are stated in Canadian dollars unless otherwise indicated.

Description of Business and Overall Performance

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico.  The goals of the Company are to identify and develop mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage therefore there is no production, sales or inventory.  The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company’s control.  Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Management Information Circular as filed via SEDAR on February 12, 2008, available at www.sedar.com.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition  in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. (“Pitalla”) have reflected significant improvements in cash resources and working capital, increased operating expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, property exploration and recent financings.

The Company now has an active office in Mexico with six geologists, and full bookkeeping and accounting capabilities.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage. The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months. The Company has begun sampling on two more projects and the first drill program has begun at San Antonio.

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project.

On January 25, 2007, Inmet Mining Corp. served Pediment Exploration Ltd. with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000. The first stage of induced-polarization geophysical work began on June 5, 2007, by Gradient Geophysics and lasted until July 30, 2007.

The objective of this work was to refine the targets generated during the reconnaissance IP work previously done by Durango Geophysics. Inmet agreed to proceed with a second stage of geophysical work at Caborca and to move forward to the drilling stage. The second geophysical survey took place during September 2007, which had the objective of extending the existing lines and creating further drill targets.

The La Juliana project was explored from January 2007 through June 2007 through an exploration agreement with purchase option. The exploration program included compilation of previous exploration data, surface rock-sampling and 1,332 metres of reverse-circulation drilling. The total cost of the exploration program (including the payments for the exploration agreement) was $333,846. Due to unsatisfactory drill results, the Company decided not to pursue the project any further and all associated costs were written off.

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.

Operating expenses increased to $2,132,635 from $1,640,864.  Salaries increased over the fiscal year due to the addition of new employees as well as increases in pay rates for some employees and increases in stock-based compensation expense recorded on options that vested during the year. Office Administration increased to $390,875 because of general office expenses for the period, as well, the Pediment office relocated in June 2007 and therefore there were additional expenses pertaining to the move and an increased rental rate. Legal fees, audit and accounting fees, rose due to 3 private placements which took place during the fiscal year, as well as accounting support with the quarterly statements throughout the fiscal year.

Other Income (Expenses) increased to ($475,869) compared to $53,582.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned. The Company write off all costs related to the La Juliana project in the amount of $333,846 during the year.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

Investment and other income increased to $187,156 compared to $117,721 due to an increase in the amount of cash held due to the proceeds from private placements.

The Company currently does not have an operating mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units.  The key determinants of the Company’s operating results are the following:

(a)

the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)

market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Selected Annual Information

For the years ended September 30

	2007	2006	2005
Total revenues (Interest & other income)	187,156	117,721	553
Income (Loss) for the year	(2,608,504)	(1,587,282)	(1,135,237)
Earnings (Loss) for the year per share	(0.10)	(0.08)	(0.27)
Total assets	13,927,020	5,843,925	898,440
Total long-term financial liabilities	Nil	Nil	Nil

Summary of Quarterly Results

For the quarters ended

	Sept. 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006
Total revenues	123,807	5,548	34,771	23,030
Income (Loss) for the year	(1,178,222)	(564,562)	(614,344)	(251,376)
Earnings (Loss) for the year per share	(0.04)	(0.02)	(0.03)	(0.01)

For the quarters ended

	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005
Total revenues	52,265	39,370	15,778	10,308
Income (Loss) for the year	(274,302)	(916,341)	(231,130)	(165,509)
Earnings (Loss) for the year per share	(0.01)	(0.04)	(0.01)	(0.01)

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

Liquidity and Capital Resources

At September 30, 2007, the Company had working capital of $10,144,238 compared to its September 30, 2006 working capital of approximately $4,662,546.  The Company is able to meet its past and ongoing financial obligations at this time.

(i)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

(ii)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

(iii)

On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009.  As part of the finder’s fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one half of one share purchase warrant, each Unit having the same terms as the units descirbed above. In addition, 307,200 finder warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009, cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

(iv)

A total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

The funds were to be used to further the Company’s exploration activities and initiatives as well as to put towards future property acquisitions. Some of the funds were also used to carry on general office and administrative operating expenses in both the Vancouver and Mexico offices.

Transactions with Related Parties

Related party transactions and balances are disclosed in Note 7 of the consolidated financial statements.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

Subsequent Events

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009.

The Company granted stock options to acquire 400,000 common shares at an exercise price of $1.88 per share and stock options to acquire 840,000 common shares at an exercise price of $3.00 per share. All stock options were granted for a term of five years. Included in the stock options granted were 285,000 options to directors of the Company at $1.88 per share and 410,000 at $3.00 per share.

The Company issued a total of 1,116,756 common shares on the exercise of warrants and options for net proceeds of $1,354,240.

On October 31, 2007 the Company created an Advisory Board consisting of three of the most successful explorers/developers in Mexico and South America as founding members. Allen Ambrose, Mark Bailey and Dr. Peter Megaw agreed to serve as advisors to the Company on a broad range of technical and financial matters.

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,160,000 – paid), followed by additional payments of US$1,650,000 million ($1,638,335) over the subsequent two-year period.

After the fiscal year end, the drill program at the San Antonio project continued to progress. On December 7, 2007, a diamond drill rig was added to the program, joining the reverse circulation drill that was already on site. As of December 24, 2007, seventy-four reverse circulation and one diamond drill hole, in addition to core drilling completed during the discovery phase of testing earlier in the year, have been completed. Results have been received and reported for 49 holes. Samples from the remaining 2007 drill holes will be released as they become available. Drilling at San Antonio continues to expand the Los Planes gold mineralization, and the Company looks forward to continuing the aggressive drill program at both Los Planes and at other nearby targets.

On January 14, 2008 the Company reported that its initial drill test of the Daniel gold project is underway. The initial drill phase will be a 5,000 metre program of 30-40 large diameter reverse circulation holes, focused on testing broad areas of gold anomaly in trench sampling at the Coronela and on-trend Sierrita showings. Several holes will also test the Coyote target, and La Morita target that is currently the northern most extent of the main trend in Pediment ground.

Further information on the Company’s exploration projects can be found on the Company website at www.pedimentexploration.com.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies.  The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management is of the view that its current policy is appropriate for the Company at this time.  Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Moreover, significant estimates are made in respect of, accounting for stock-based compensation and the valuation of other derivative equity instruments such as warrants issued by the Company using similar techniques.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, our Board's Corporate Governance Guidelines and effective operation of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

for the year ended September 30, 2007

As at the end of the year covered by this management's discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as required by applicable Canadian Securities Laws. Such modifications or enhancements to the existing controls and procedures have been designed, as determined necessary to obtain reasonable assurance as to the effectiveness of such controls at this time. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Based on that evaluation, the President and Chief Financial Officer have concluded that, as of the end of the year covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Item 4(c) of Form 52-109F1 Certification of Annual Filings requires the Company's President (CEO) and CFO to certify that they have designed the Company's internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. While the Company's certifying officers have concluded that they are able to make those certifications as required by applicable Canadian securities laws, management of the Company wishes to provide additional disclosure in this management's discussion and analysis regarding the condition of the design of the Company's internal control over financial reporting in view of certain weaknesses that were identified by management. These weaknesses were identified when management, with the participation of the Company's President and CFO and the Audit Committee, evaluated the condition of the Company's design of internal control over financial reporting as at the end of the period covered by this management's discussion and analysis, as contemplated by CSA Staff Notice 52-316 Certification of Design of Internal Control over Financial Reporting.

While management believes that control over bank accounts and Company assets is adequate, it is also aware that internal control weaknesses were identified in respect of a lack of segregation of duties, and a high risk of management override of controls and procedures. It is management’s opinion that these weaknesses in internal controls over financial reporting are inherently related to the small size of the issuer.

Risks and Uncertainties

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available on acceptable terms in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Caution Regarding Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Additional information related to the Company is available on SEDAR at www.sedar.com.

“Gary Freeman”

January 28, 2008

Gary Freeman, President

February 04, 2008

New Los Planes Drill Results

76.2 m of 1.52 g/t and 88.4 m of 1.13 g/t Gold

Pediment Exploration Ltd (TSX-V: PEZ) is pleased to report additional results from RC drilling at the San Antonio gold project in Baja California Sur, Mexico. Drilling continues to expand the higher grade areas in the West-Central portion of the Los Planes discovery and improved grade continuity within the zone as infill holes are completed. Drilling at San Antonio continues with one reverse-circulation and one diamond rig and an updated drill plan showing the location of the holes reported in this release can be found on Pediment's website.

West-Central and North Los Planes

Highlights from the current batch of holes include PLRC-38, drilled between previously reported holes PLRC-09 and PLRC-11. Hole PLRC-38 returned 88.4 metres of 1.13 g/t gold and 35 metres of 0.71 g/t gold. Hole PLRC-50, located between previously reported holes PLRC-04 and PLRC-05 returned 76.2 metres of 1.52 g/t gold closely followed by 21.3 metres of 1.01 g/t gold. The sum of the three separate intersections in hole PLRC-50 metres have a length weighted average grade of 1.38 g/t gold over 102.1 metres. Higher grade intersections noted in holes 41, 50, 63, 68 and 69 demonstrate continued expansion of the high-grade west-central portions of the Los Planes zone. Intersections are summarized in Table 1.

Table 1.

Detail of new drill-assay results for west-central Los Planes zone.

------------------------------------------------

              From        To   Interval    Gold

Hole       (metres)  (metres)   (metres)    g/t

------------------------------------------------

PLRC-38      104.2     192.6       88.4    1.13

and          198.7     233.8       35.1    0.71

------------------------------------------------

PLRC-41      128.6     177.4       48.8    1.49

Including    128.6     137.7        9.1    3.07

------------------------------------------------

PLRC-50      145.4     150.0        4.6    0.70

and          171.3     247.5       76.2    1.52

including    175.9     180.4        4.5   10.40

and          253.6     274.9       21.3    1.01

------------------------------------------------

PLRC-63      130.1     137.8        7.6    4.78

and          287.1     323.7       36.6    0.62

------------------------------------------------

PLRC-68      114.9     178.9       64.0    1.64

Including    139.3     140.8        1.5   17.40

------------------------------------------------

PLRC-69       11.3      26.5       15.2    0.34

And           49.4      70.7       21.3    0.40

And           90.5     119.5       29.0    1.47

Including    107.3     108.8        1.5    8.42

------------------------------------------------

Southern and up-dip Los Planes Zone

Several holes were drilled to in-fill the Southern and Southern up-dip portions of the Los Planes zone. Highlights from these holes include shallow intersections in PLRC-57 of 59.4 metres at 1.07 g/t gold, and in PLRC 58 of 71.6 metres at 1.47 g/t gold.

Table 2.

Detail of new drill-assay results for the Southern and Southern Up-dip Los Planes zone.

------------------------------------------------

              From        To   Interval    Gold

Hole       (metres)  (metres)   (metres)    g/t

------------------------------------------------

PLRC-57       43.3     102.7       59.4    1.07

and          110.3     116.4        6.1    0.38

------------------------------------------------

PLRC-58       75.3     146.9       71.6    1.47

------------------------------------------------

PLRC-67       21.9      26.5        4.6    0.81

and           38.7      64.6       25.9    0.80

------------------------------------------------

PLRC-70       25.0      55.5       30.5    0.66

and           70.7      84.4       13.7    1.52

------------------------------------------------

PLRC-71       47.8      63.1       15.3    0.63

and           99.7     110.7       10.6    0.36

and          114.9     124.0        9.1    0.67

------------------------------------------------

PLRC-72       84.4     108.8       24.4    1.06

and          122.5     177.4       54.9    0.98

and          188.1     196.7        7.6    0.76

and          212.4     217.0        4.6    0.68

------------------------------------------------

In addition to the above, three exploration holes were drilled to the southeast of Los Planes, outside the Los Planes-Colinas trend to investigate surface and geophysical features. These holes returned narrower, lower-grade gold intersections; this area will be reassessed as part of the ongoing new target generation program at San Antonio.

VP of Exploration Mel Herdrick is a qualified person as defined by NI 43-101 and has approved the information contained in this release. The project supervisor is geologist Pedro Teran, B.Sc.

The initial RC drilling program at the Daniel gold project in Sonora is continuing, and results from it will reported as received and compiled. Drill targeting at La Colorada and earlier stage work on various of the Company's 10 other projects is ongoing. Pediment Exploration is a well-financed, aggressive exploration company with a focus on exploration of precious metals deposits in western Mexico.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding additional drill results at the San Antonio project in the Baja California Sur, Mexcio and updates of other projects. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Contact:

  PEDIMENT EXPLORATION LTD.

  #720 - 789 West Pender Street

  Vancouver, BC, V6C 1H2

  Phone: (604) 682-4418

  Fax: (604) 669-0384

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 0-52509

(Registrant)

Date: February 5, 2008         By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director